Exhibit 12.1

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Exhibit 12.1
First Charter Corporation
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31				Year Ended December 31
(Dollars in thousands)	2008		2007		2007		2006		2005		2004		2003
Computation of ratio of earnings to fixed charges:
Income before income tax expense	$14,599		$19,015		$62,667		$71,161		$34,307		$64,127		$17,501
Interest on nondeposit-interest bearing liabilities	11,082		13,939		56,706		48,771		46,266		28,943		28,946
Portion of rental expense deemed representative of interest	343		318		1,313		1,725		1,089		880		674

Total income for computation excluding interest on deposits	26,024		33,272		120,686		121,657		81,662		93,950		47,121
Interest on deposits	24,751		26,540		106,300		82,448		53,456		35,350		41,544

Total income for computation including interest on deposits	$50,775		$59,812		$226,986		$204,105		$135,118		$129,300		$88,665

Fixed charges excluding interest on deposits	$11,425		$14,257		$58,019		$50,496		$47,355		$29,823		$29,620

Fixed charges including interest on deposits	$36,176		$40,797		$164,319		$132,944		$100,811		$65,173		$71,164

Ratio excluding interest on deposits	2.28	x	2.33	x	2.08	x	2.41	x	1.72	x	3.15	x	1.59	x

Ratio including interest on deposits	1.40	x	1.47	x	1.38	x	1.54	x	1.34	x	1.98	x	1.25	x

Components of fixed charges:
Interest:
Interest on deposits	$24,751		$26,540		$106,300		$82,448		$53,456		$35,350		$41,544
Interest on nondeposit interest-bearing liabilities	11,082		13,939		56,706		48,771		46,266		28,943		28,946

Total interest charges	$35,833		$40,479		$163,006		$131,219		$99,722		$64,293		$70,490

Rental expense:
Rental expense	$1,030		$955		$3,939		$5,175		$3,267		$2,640		$2,021
Portion of rental expense deemed representative of interest	343		318		1,313		1,725		1,089		880		674

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